Celexus Inc.

4695 Chabot Drive, Suite 200,

Pleasanton, CA 94588

(702) 747-7305

VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:          Celexus, Inc.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2019

Filed March 12, 2020

Form 10-Q for the Fiscal Quarter Ended December 31, 2019

Filed March 12, 2020

File No. 000-52069

Dear Ms. Etheredge:

This letter sets forth the response of Celexus, Inc. (“CXUS” or the “Company”) to the Staff’s comment letter dated April 5, 2020.

Form 10-Q for the Fiscal Quarter Ended December 31, 2019

Statement of Changes in Stockholders’ Deficit, page 6

1.	We note your response to our prior comment 12. However, it appears that both your par value and authorized number of shares on pages 4 and 12 were not retroactively adjusted to account for the 1-90 reverse stock split. Furthermore, it is unclear why you adjusted the historical balance of your additional paid-in capital as of March 31, 2018 and March 31, 2019 as a result of the stock split. Please revise your filing accordingly.

Response: Par value and authorized number of shares of common stock has been retroactively adjusted to account for the 1-90 reverse stock split. The historical balance of the additional paid-in capital as of March 31, 2018 and 2019 has been restored to its former balances.

Notes to Condensed Financial Statements

Note 1. Organization and Going Concern, page 8

2.	Please revise to correct inconsistencies in your disclosures about HempWave. Please clarify how the May 13, 2019 agreement is different than the February 2019 agreement which was later amended in July 2019. Furthermore, we note that on December 30, 2019, HempWave announced an intention to purchase a controlling interest in the Company. The press release included a quote from Ms. Averbuch in her role as President of Celexus regarding a “partnership” with HempWave. Please revise your disclosures here and in your MD&A on page 16 to address the current status of your planned acquisition of or by HempWave. Refer to ASC 805-10-50 and ASC 855-10-50-2.

Response: The Company has clarified the details of the amendments, the December 30, 2019, announcement and the current status of the acquisition of HempWave.

3.	We note inconsistencies in your disclosure related to Mr. Soto and Ms. Averbuch’s current status as officers and directors of the Company. Please revise your disclosures accordingly.

Response: The Company has clarified the disclosure as to Mr. Soto and Ms. Averbuch’s current status as officers and directors, accordingly.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (702) 747-7305 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

Celexus, Inc.

/s/ Lisa Averbuch

Lisa Averbuch,

Title: CEO, CFO, Director

cc:	Robert Shapiro-Senior Staff Accountant

Lisa Etheredge-Senior Staff Accountant

Gregory Dundas-Attorney Advisor

Celeste Murphy-Legal Branch Chief